[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]	Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

May 19, 2016	direct dial 202 508 5884 cgattuso@kilpatricktownsend.com

VIA EDGAR and UPS

Michael Clampitt

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Victory Bancorp, Inc.
Offering Statement on Form 1-A
Filed April 19, 2016
File No. 024-10447

Dear Mr. Clampitt:

On behalf of The Victory Bancorp, Inc. (the “Company”) and in response to the Securities and Exchange Commission’s (the “SEC”) letter dated May 11, 2016 requesting additional information in connection with the Offering Statement on Form 1-A filed by the Company on April 19, 2016, we submit this letter containing the Company’s responses to the request for additional information.

In connection with the responses below, the Company is filing a Pre-qualification Amendment No. 2 to Offering Statement on Form 1-A/A as of the date hereof.

To aid in your review, we have repeated the SEC’s comments followed by the Company’s responses.

Comment No. 1

Part II – Selected Consolidated Financial Information

Non-GAAP Financial Measure, Page 9

We note your response to prior comment 9 in our letter dated May 20, 2015. We do not see a reconciliation from the following non-GAAP measures to the most directly comparable GAAP financial measures as mentioned in footnote (1) on page 24 under Capitalization:

•	‘Tangible equity to tangible assets’ to ‘equity to total assets’
•	‘Tangible book value per share’ to ‘book value per share’

Please revise your next amendment to include the reconciliations as required by Item 10(e) of Regulation S-K.

Mr. Michael Clampitt

May 19, 2016

Response to Comment No. 1

The requested information is included on page 9 of the Pre-qualification Amendment No. 2 to Offering Statement on Form 1-A/A.

Comment No. 2

Part III

Exhibit 12.1

Please revise to indicate 800,000 shares consistent with the Offering Circular.

Response to Comment No. 2

Exhibit 12.1 has been revised as requested.

* * * *

Please date-stamp the enclosed copy of this letter to indicate receipt of this letter and return it in the enclosed envelope.

If you have any questions concerning this submission, please telephone the undersigned at 202.580.5884.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

cc:	Joseph W. Major, The Victory Bancorp, Inc.
Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP